HCIM Trust
6601 Six Forks Road, Suite 340
Raleigh, North Carolina 27615

April 29, 2015

VIA EDGAR TRANSMISSION

Ms. Stephanie Hui
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

RE:	HCIM Trust (the “Trust”)
Post-Effective Amendment No. 4 to the Trust’s Registration Statement on Form N-1A
File Nos. 333-190020 and 811-22871

Dear Ms. Hui:

This correspondence responds to comments we received from you on April 13, 2015 with respect to Post-Effective Amendment No. 4 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A and its series, the Hatteras Disciplined Opportunity Fund (the “Fund”). For your convenience, your comments have been reproduced with responses following each comment.

In connection with this correspondence, the Trust, on behalf of the Fund, acknowledges that:

(1)	the Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

(2)
should the U.S. Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(3)	the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

PROSPECTUS

Comment 1.
In footnote 2 to the fee table, please add that fees waived and expenses reimbursed may only be recouped if such recoupment does not result in the Fund’s operating expenses exceeding the expense limit in place at the time of such waiver or reimbursement.

Response:
The penultimate sentence of the above-referenced footnote has been revised to read “The Advisor is permitted to recoup expense reimbursements made during the prior three fiscal years, so long as such recoupments do not cause the Fund to exceed the Annual Limit or the expense limit in place at the time of such reimbursement.”

Comment 2.	Under “Principal Investment Strategies,” please consider enhancing the description of what it means to be a “non-diversified” investment company.

Response:
The last sentence of the second full paragraph under the above-referenced section has been replaced with the following sentence: “Because the Fund is “non-diversified,” it may invest a greater percentage of its assets in the securities of a single issuer or a small number of issuers than if it was a diversified fund.” The Registrant notes that disclosure regarding the risks associated with being a non-diversified fund can be found under the heading “Principal Risks of Investing in the Fund—Non-Diversification Risk.”

Comment 3.	Under “Principal Investment Strategies—Rolling Series of Tranches,” please consider adding disclosure regarding the number of expected options contracts.

Response:
Because the number of options contracts used in each “tranche” may vary significantly based on a variety of factors, the Registrant respectfully declines to add the suggested disclosure. The Registrant notes that the Fund’s investment advisor does not believe that information regarding the number of contracts would be likely to affect an investor’s investment decision.

Comment 4.	Under the heading “Principal Risks of Investing in the Fund—Non-Diversification Risk,” please add disclosure regarding the risks of significant exposure to a single issuer.

Response:
The following sentence has been added to the above-referenced section: “A decline in the value of the securities of a single issuer could cause the Fund’s overall value to decline to a greater degree than if the Fund held a more diversified portfolio.”

Comment 5.
Under “Additional Information About the Fund—Additional Information about the Fund’s Principal Investment Strategy and Risks,” please clarify that the reference to “section 1256 contracts” is a reference to section 1256 of the Internal Revenue Code.

Response:
The last sentence of the above-referenced section has been revised as follows: “Certain options on an Index Proxy may not qualify as “section 1256 contracts” under section 1256 of the Internal Revenue Code of 1986, as amended, and disposition of such options will likely result in short-term or long-term capital gains or losses depending on the holding period.”

Statement of Additional Information (“SAI”)

Comment 6.	In the first paragraph under the heading “Control Persons and Principal Holders,” please state the effect control has on the voting rights of other shareholders.

Response:
The following sentence has been added to the above-referenced section: “A controlling shareholder of the Fund may be able to control the outcome of any proposal submitted to Fund shareholders for approval, including changes to the Fund’s fundamental policies or the terms of the management agreement with the Advisor.”

*           *           *

If you have any questions regarding the above responses, please do not hesitate to contact me at (414) 765-5586 or michael.barolsky@usbank.com.

Sincerely,

/s/ Michael D. Barolsky
Michael D. Barolsky, Esq.
Vice President
U.S. Bancorp Fund Services, LLC,
as Administrator for the Trust